UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, Par Value $0.0001

(Title of Class of Securities)

G21515104

(CUSIP Number)

Andrew Chan

Chief Financial Officer

Centurium Capital Management Ltd.

Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong

+852 3643 0755

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

September 16, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104
	1.	Names of Reporting Persons. Beachhead Holdings Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,908,726 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,908,726 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,908,726 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 20.5%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

2

CUSIP No. G21515104
	1.	Names of Reporting Persons. Double Double Holdings Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 775,000 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 775,000 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 775,000 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 2.0%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

3

CUSIP No. G21515104
	1.	Names of Reporting Persons. Point Forward Holdings Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,986,265 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,986,265 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,986,265 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 5.2%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

4

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital Partners 2018, L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,683,726 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,683,726 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,683,726 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 22.5%(2)
	14.	Type of Reporting Person (See Instructions) PN

(1)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

5

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital Partners 2018 GP Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,683,726 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,683,726 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,683,726 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 22.5%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

6

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital 2018 Co-invest, L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,316,265 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,316,265 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,316,265 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 3.4%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

7

CUSIP No. G21515104
	1.	Names of Reporting Persons. CCM CB I, L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 670,000 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 670,000 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 670,000 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 1.7%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

8

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital 2018 SLP-B Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,316,265 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,316,265 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,316,265 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 3.4%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

9

CUSIP No. G21515104
	1.	Names of Reporting Persons. CCM CB I Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 670,000 Ordinary Shares (See Item 5) (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 670,000 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 670,000 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 1.7%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

10

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Holdings Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,669,991 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,669,991 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,669,991 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 27.7%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

11

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Holdings (BVI) Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,669,991 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,669,991 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,669,991 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 27.7%(1)
	14.	Type of Reporting Person (See Instructions) CO

(2)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

12

CUSIP No. G21515104
	1.	Names of Reporting Persons. Hui Li
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,269 Ordinary Shares (See Item 5)
	8.	Shared Voting Power 10,669,991 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 28,269 Ordinary Shares (See Item 5)
	10.	Shared Dispositive Power 10,669,991 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,698,260 Ordinary Shares (See Item 5) (1)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 27.7%(2)
	14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 28,269 Ordinary Shares directly held by Mr. David Hui Li and (ii) 10,669,991 Ordinary Shares deemed to be beneficially owned by Mr. Li, through Beachhead, Double Double and Point Forward.
(2)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

13

Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 13”) amends and supplements the Schedule 13D filed on September 14, 2018, as amended by Amendment No. 1 filed on November 19, 2018, by Amendment No. 2 filed on December 18, 2018, by Amendment No. 3 filed on January 8, 2019, by Amendment No. 4 filed on February 4, 2019, by Amendment No. 5 filed on March 12, 2019, by Amendment No. 6 filed on September 19, 2019, by Amendment No. 7 filed on November 18, 2019, by Amendment No. 8 filed on January 24, 2020, by Amendment No. 9 filed on March 20, 2020, by Amendment No. 10 filed on April 10, 2020, by Amendment No. 11 filed on May 1, 2020, and by Amendment No. 12 filed on May 7, 2020 (the “Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).

Except as specifically provided herein, this Amendment No. 13 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used and not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On September 16, 2020, Mr. Joseph Chow (“Mr. Chow”), chairman and chief executive officer of the Company, executed a deed of adherence to the Consortium Agreement (“Chairman Adherence Deed”), pursuant to which Mr. Chow joined the Buyer Consortium as an Initial Consortium Member.

On September 16, 2020, the Initial Consortium Members (which, for the avoidance of doubt, includes Mr. Chow) entered into an exclusivity extension letter (the “Exclusivity Extension Letter”), pursuant to which such Initial Consortium Members agreed to extend the Exclusivity Period as defined in Section 4.1 of the Consortium Agreement to December 17, 2020.

In connection with the entry into the Chairman Adherence Deed and the Exclusivity Extension Letter, the Board has granted to the Initial Consortium Members and other applicable parties a waiver from complying with certain restrictions as agreed under (i) that certain investor rights agreement entered into by and between PWM and the Issuer, and (ii) that certain confidentiality agreements, dated as of October 20, 2019, entered into by each of Beachhead, PWM, Parfield, CITIC Capital, Hillhouse and Temasek, respectively, and the Issuer. The Board has also determined, among other things, that such Initial Consortium Members and their respective affiliates will not be deemed to be an “Acquiring Person” under the Issuer’s currently effective preferred shares rights agreement, nor shall any provision under such preferred shares rights agreement be otherwise triggered for the entry into, or the performance of any obligations under, the Consortium Agreement, the Chairman Adherence Deed and the Exclusivity Extension Letter.

References to the Chairman Adherence Deed and the Exclusivity Extension Letter in this Amendment No. 13 are qualified in their entirety by reference to the Chairman Adherence Deed and the Exclusivity Extension Letter, copies of which are attached hereto as Exhibits 1 and 2 incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)–(b) The following information with respect to the ownership of Ordinary Shares by the Reporting Persons filing this statement on Schedule 13D is provided as of the date of this filing:

14

Reporting Persons	Ordinary Shares Held Directly	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage (2)
Beachhead	7,908,726	7,908,726	7,908,726	7,908,726	20.5%
Double Double	775,000	775,000	775,000	775,000	2.0%
Point Forward	1,986,265	1,986,265	1,986,265	1,986,265	5.1%
CCP 2018 (1)	0	8,683,726	8,683,726	8,683,726	22.5%
Centurium GP (1)	0	8,683,726	8,683,726	8,683,726	22.5%
CCCI 2018(1)	0	1,316,265	1,316, 265	1,316,265	3.4%
Centurium SLP-B(1)	0	1,316,265	1,316,265	1,316,265	3.4%
CCM CB I(1)	0	670,000	670,000	670,000	1.7%
CCM CB I GP(1)	0	670,000	670,000	670,000	1.7%
Centurium GP Holdco (1)	0	10,669,991	10,669,991	10,669,991	27.7%
Centurium TopCo (1)	0	10,669,991	10,669,991	10,669,991	27.7%
Mr. Hui Li (1)(2)(3)	28,269	10,669,991	10,669,991	10,698,260	27.7%

(1)	Each of Beachhead and Double Double is 100% owned by CCP 2018. Point Forward is 66.3% owned by CCCI 2018 and 33.7% owned by CCM CB I. Centurium GP is the general partner to CCP 2018, Centurium SLP-B is the general partner to CCCI 2018 and CCM CB I GP is the general partner of CCM CB I. Centurium GP Holdco and Centurium TopCo are the direct and indirect sole shareholders of Centurium GP, Centurium SLP-B and CCM CB I GP, respectively, and Mr. Li is the sole shareholder of Centurium TopCo. As such, each of CCP 2018, Centurium GP, Centurium GP Holdco, Centurium TopCo and Mr. Li may exercise voting and dispositive power over the Ordinary Shares held by Beachhead and Double Double, and each of CCCI 2018, CCM CB I, Centurium SLP-B, CCM CB I GP, Centurium GP Holdco, Centurium TopCo and Mr. Li may exercise voting and dispositive power over the Ordinary Shares held by Point Forward.
(2)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.
(3)	Represents (i) 28,269 Ordinary Shares directly held by Mr. David Hui Li, and (ii) 10,669,991 Ordinary Shares deemed to be beneficially owned by Mr. Li, through Beachhead, Double Double and Point Forward.

Because of the arrangements in the Consortium Agreement, the parties to that agreement are deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act, and such “group” is deemed to beneficially own an aggregate of 26,486,140 Ordinary Shares, which represents approximately 68.6% of the total number of Ordinary Shares issued and outstanding as of June 30, 2020 as reported in the Issuer’s Form 6-K filed on August 17, 2020. Neither the filing of this Amendment No. 13 nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the 15,816,149 Ordinary Shares beneficially owned in the aggregate by PWM, Parfield, CITIC Capital, Hillhouse, Temasek, Mr. Chow and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a)-(b), none of the persons named in response to Item 5(a)-(b) has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Amendment No. 13.

(e) Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions of the principal terms of the Exclusivity Extension Letter and the Chairman Adherence Deed under Item 4 are incorporated herein by reference in their entirety.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1 Exclusivity Extension Letter, dated as of September 16, 2020, by and among the Initial Consortium Members.

15

Exhibit 2 Chairman Adherence Deed, dated as of September 16, 2020, by Mr. Chow.

16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2020

BEACHHEAD HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

DOUBLE DOUBLE HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

POINT FORWARD HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL PARTNERS 2018, L.P.

By:	CENTURIUM CAPITAL PARTNERS 2018 GP LTD., GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL PARTNERS 2018, GP LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL 2018 CO-INVEST, L.P.

By:	CENTURIUM CAPITAL 2018 SLP-B LTD., GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL 2018 SLP-B LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CCM CB I, L.P.

By:	CCM CB I Limited, GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CCM CB I Limited

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM HOLDINGS LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM HOLDINGS (BVI) LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

HUI LI

By:	/s/ Hui Li